EXHIBIT 99.1

Colliers International Reports Record Fourth Quarter and Yearend Results

Full Year Revenue Up 9% (18% in Local Currency); Adjusted EBITDA Up 24% (34% in Local Currency) and Adjusted EPS Up 25%

Operating highlights:

	Three months ended		Twelve months ended
	December 31		December 31
	2015	2014	2015	2014

Revenues (millions)	$556.1	$541.7	$1,722.0	$1,582.3
Adjusted EBITDA (millions) (note 1)	79.1	67.1	181.3	146.8
Adjusted EPS (note 2)	1.06	0.97	2.29	1.83

TORONTO, Feb. 05, 2016 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIG) today announced record fourth quarter and yearend operating and financial results for the year ended December 31, 2015. All amounts are in US dollars.

Revenues for the fourth quarter were $556.1 million, a 3% increase (11% in local currency) relative to the strong performance in the prior year quarter. Adjusted EBITDA (note 1) was $79.1 million, up 18% (29% in local currency), and Adjusted EPS (note 2) was $1.06, up 9% from the prior year quarter. GAAP EPS from continuing operations was $0.92 per share in the quarter, compared to $0.44 for the same quarter a year ago. Fourth quarter adjusted EPS and GAAP EPS would have been approximately $0.13 higher if foreign exchange rates were held constant at prior period rates.

For the year ended December 31, 2015, revenues were $1.72 billion, a 9% increase (18% in local currency) relative to the prior year. Adjusted EBITDA was $181.3 million, up 24% (34% in local currency). Adjusted EPS was $2.29, up 25% versus the prior year. GAAP EPS from continuing operations for the year was $0.59, compared to $0.54 in the prior year and was impacted by one-time transaction costs and stock-based compensation totalling $1.20 per share, both related to the separation from FirstService Corporation on June 1, 2015. Full year adjusted EPS and GAAP EPS would have been approximately $0.31 higher if foreign exchange rates were held constant at prior year rates.

“2015 was a transformational year for Colliers International in so many ways. It was our first as a stand-alone public company; we strengthened our leadership team for the future; we reported record revenues and profits despite foreign currency headwinds; exceeded our double-digit margin target we set five years ago, one year earlier than expected; further strengthened an already strong balance sheet; and declared and paid our inaugural semi-annual dividend,” said Jay S. Hennick, Chairman and Chief Executive Officer. “Perhaps most importantly, our real estate service professionals worldwide continued to demonstrate the Colliers difference by delivering exceptional results for our clients, resulting in strong internal growth across all service lines. Finally, with several acquisitions completed during the quarter and three more acquisitions completed after yearend, Colliers International is advantageously positioned to build further momentum in 2016 while navigating the ever changing global markets in which we operate,” he concluded.

About Colliers International Group Inc.
Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIG) is an industry leading global real estate service company with more than 16,100 professionals operating from 554 offices in 66 countries. With an enterprising culture and significant insider ownership, Colliers professionals provide a full range of services to real estate occupiers, owners and investors worldwide. Colliers people think differently, share great ideas and create effective solutions that help clients accelerate their success. Services include brokerage, global corporate solutions, investment sales and capital markets, project management and workplace solutions, property and asset management, consulting, valuation and appraisal services, and customized research and thought leadership. Colliers International has been ranked among the top 100 outsourcing firms by the International Association of Outsourcing Professionals’ Global Outsourcing for 10 consecutive years, more than any other real estate services firm.

For the latest news from Colliers, visit Colliers.com or follow us on Twitter (@Colliers) and LinkedIn.

Consolidated Revenues

	Three months ended			Twelve months ended
(in thousands of US$)	December 31		Growth	December 31		Growth
(LC = local currency)	2015	2014	in LC %	2015	2014	in LC %

Outsourcing & Advisory	$191,098	$185,946	13%	$634,595	$535,116	32%
Lease Brokerage	186,044	173,747	15%	564,280	520,055	17%
Sales Brokerage	178,972	181,959	8%	523,110	527,100	10%

Total revenues	$556,114	$541,652	11%	$1,721,985	$1,582,271	18%

Consolidated revenues for the fourth quarter grew 11% on a local currency basis, led by growth in lease brokerage in the Americas and EMEA, particularly the US and UK, and strong growth in outsourcing & advisory services. Fourth quarter consolidated internal revenue growth in local currencies was 8% with the balance from acquisitions.

Consolidated revenues for the year ended December 31, 2015 grew 18% on a local currency basis, led by 32% growth in outsourcing & advisory services from significant new business wins in project management and workplace solutions, as well as recently completed acquisitions. Consolidated internal revenue growth in local currencies was 11%. For the year, outsourcing & advisory services represented 37% of total revenues, up from 34% in the prior year, demonstrating the success the Company is achieving in executing its long-term growth plan to generate a higher percentage of non-transaction revenue.

Segmented Fourth Quarter Results
The Americas region’s revenues totalled $276.4 million for the fourth quarter compared to $254.8 million in the prior year quarter, which equated to a 13% increase on a local currency basis, and led by the US. Revenue growth was comprised of 6% internal growth and 7% from acquisitions. Internal growth for the quarter was driven by increased lease brokerage revenues as well as growth in outsourcing & advisory revenues. Adjusted EBITDA was $35.2 million, up from $32.0 million the prior year quarter.

EMEA region revenues totalled $151.7 million for the fourth quarter compared to $149.6 million in the prior year quarter, which equated to a 13% increase on a local currency basis. Revenue growth was comprised of 12% internal growth and 1% from acquisitions. Internal growth was driven by strong sales and lease brokerage activity, particularly in the UK. Adjusted EBITDA was $25.5 million, up 12% from the prior year quarter.

Asia Pacific region revenues totalled $127.9 million for the fourth quarter compared to $137.1 million in the prior year quarter, which equated to a 6% increase on a local currency basis, entirely from internal growth with significant foreign exchange headwinds impacting results in US dollar reporting currency. Growth was driven by solid lease brokerage activity in the Australia and New Zealand markets. Adjusted EBITDA was $21.1 million versus $23.4 million in the prior year quarter, and was impacted by foreign exchange on translation of earnings into US dollars.

Global corporate costs were $2.8 million in the fourth quarter, relative to $11.1 million in the prior year period, and were positively impacted by lower performance-based incentive compensation and lower compensation costs due to reduced headcount.

Segmented Full Year Results
The Americas region’s revenues totalled $889.7 million for the full year compared to $823.1 million in the prior year, which equated to a 13% increase on a local currency basis. Revenue growth was comprised of 8% internal growth and 5% from acquisitions, all attributable to US operations. Internal growth for the year was driven by increased outsourcing & advisory and lease brokerage revenues. Adjusted EBITDA was $88.7 million, up 20% from the prior year as a result of operating leverage.

EMEA region revenues totalled $446.1 million for the year compared to $352.4 million in the prior year, which equated to a 41% increase on a local currency basis. Revenue growth was comprised of 21% internal growth and 20% from acquisitions. Internal growth was driven by strong outsourcing & advisory revenues and solid growth in lease brokerage, primarily in the UK. Adjusted EBITDA was $56.6 million, up 34% from the prior year.

Asia Pacific region revenues totalled $385.1 million for the year compared to $406.0 million in the prior year, which equated to a 7% increase on a local currency basis, entirely from internal growth with significant foreign exchange headwinds impacting results in US dollar reporting currency. Growth was driven by solid lease and sales brokerage activity, particularly in the Australia and New Zealand markets. Adjusted EBITDA was $47.8 million versus $53.3 million in the prior year, and was impacted by foreign exchange on translation of earnings into US dollars.

Global corporate costs were $11.8 million in the year, relative to $22.5 million in the prior year, and were positively impacted by lower performance-based incentive compensation, foreign currency translation and lower compensation costs due to reduced headcount.

Conference Call
Colliers will be holding a conference call on Friday, February 5, 2016 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at www.colliers.com in the “Investors / Newsroom” section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average cap rates across different property types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize producers; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar, UK pound and Euro denominated revenues and expenses; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; political conditions, including political instability and any outbreak or escalation of terrorism or hostilities and the impact thereof on our business; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's annual consolidated financial statements and MD&A to be made available at www.sedar.com.

Notes
1. Reconciliation of net earnings from continuing operations to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings from continuing operations, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) Spin-off stock-based compensation costs; (vii) Spin-off transaction costs; (viii) corporate costs allocated to Spin-off and (ix) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) from continuing operations to adjusted EBITDA appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2015	2014	2015	2014

Net earnings from continuing operations	$42,820	$32,383	$39,915	$53,909
Income tax	20,476	9,901	32,552	18,205
Other income, net	(835)	(326)	(1,122)	(1,262)
Interest expense, net	2,516	2,670	9,038	7,304
Operating earnings	64,977	44,628	80,383	78,156
Depreciation and amortization	10,555	10,165	38,624	36,033
Acquisition-related items	2,903	6,265	6,599	11,103
Spin-off stock-based compensation costs	-	-	35,400	-
Spin-off transaction costs	(82)	-	14,065	-
Corporate costs allocated to Spin-off	-	2,580	2,010	8,397
Stock-based compensation expense	790	3,415	4,253	13,083
Adjusted EBITDA	$79,143	$67,053	$181,334	$146,772

2. Reconciliation of net earnings from continuing operations and diluted net earnings per common share from continuing operations to adjusted net earnings and adjusted EPS:

Adjusted EPS is defined as diluted net earnings (loss) per share from continuing operations, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) Spin-off stock-based compensation costs; (v) Spin-off transaction costs; (vi) corporate costs allocated to Spin-off and (vii) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) from continuing operations to adjusted net earnings and of diluted net earnings (loss) per share from continuing operations to adjusted EPS appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2015	2014	2015	2014

Net earnings from continuing operations	$42,820	$32,383	$39,915	$53,909
Non-controlling interest share of earnings	(8,123)	(10,440)	(21,509)	(25,096)
Amortization of intangible assets	5,070	4,073	17,013	15,549
Acquisition-related items	2,903	6,265	6,599	11,103
Spin-off stock-based compensation costs	-	-	35,400	-
Spin-off transaction costs	(82)	-	14,065	-
Corporate costs allocated to Spin-off	-	2,604	2,048	8,494
Stock-based compensation expense	790	3,415	4,253	13,083
Income tax on adjustments	(1,497)	(2,552)	(10,563)	(9,200)
Non-controlling interest on adjustments	(951)	(570)	(1,115)	(1,541)
Adjusted net earnings	$40,930	$35,178	$86,106	$66,301

	Three months ended		Twelve months ended
(in US$)	December 31		December 31
	2015	2014	2015	2014

Diluted net earnings per common share
from continuing operations	$0.92	$0.44	$0.59	$0.54
Non-controlling interest redemption increment	(0.03)	0.17	(0.10)	0.26
Amortization of intangible assets, net of tax	0.07	0.07	0.29	0.29
Acquisition-related items	0.08	0.16	0.17	0.29
Spin-off stock-based compensation costs	-	-	0.94	-
Spin-off transaction costs, net of tax	-	-	0.26	-
Corporate costs allocated to Spin-off, net of tax	-	0.05	0.04	0.15
Stock-based compensation expense, net of tax	0.02	0.08	0.10	0.30
Adjusted EPS	$1.06	$0.97	$2.29	$1.83

COLLIERS INTERNATIONAL GROUP INC.
Condensed Consolidated Statements of Earnings (Loss)
(in thousands of US$, except per share amounts)
	Three months		Twelve months
	ended December 31		ended December 31
(unaudited)	2015	2014	2015	2014

Revenues	$556,114	$541,652	$1,721,986	$1,582,271

Cost of revenues	330,914	319,742	1,044,434	947,130
Selling, general and administrative expenses	146,846	160,852	502,480	509,849
Depreciation	5,486	6,092	21,611	20,484
Amortization of intangible assets	5,070	4,073	17,013	15,549
Acquisition-related items (1)	2,903	6,265	6,599	11,103
Spin-off stock-based compensation costs (2)	-	-	35,400	-
Spin-off transaction costs (3)	(82)	-	14,065	-
Operating earnings	64,977	44,628	80,384	78,156
Interest expense, net	2,516	2,670	9,038	7,304
Other expense (income)	(835)	(326)	(1,122)	(1,262)
Earnings before income tax	63,296	42,284	72,467	72,114
Income tax	20,476	9,901	32,552	18,205
Net earnings from continuing operations	42,820	32,383	39,915	53,909
Discontinued operations, net of income tax (4)	-	1,147	1,104	23,807
Net earnings	42,820	33,530	41,019	77,716
Non-controlling interest share of earnings	8,123	10,440	21,509	25,096
Non-controlling interest redemption increment	(1,002)	6,115	(3,837)	9,304
Net earnings attributable to Company	$35,699	$16,975	$23,347	$43,316

Net earnings (loss) per common share

Basic
Continuing operations	$0.93	$0.44	$0.60	$0.54
Discontinued operations	-	0.03	0.03	0.66
	$0.93	$0.47	$0.63	$1.20

Diluted
Continuing operations	$0.92	$0.44	$0.59	$0.54
Discontinued operations	-	0.03	0.03	0.65
	$0.92	$0.47	$0.62	$1.19

Adjusted EPS (5)	$1.06	$0.97	$2.29	$1.83

Weighted average common shares (thousands)
Basic	38,298	35,829	37,196	35,917
Diluted	38,674	36,188	37,586	36,309

Notes to Condensed Consolidated Statements of Earnings (Loss)
(1) Acquisition-related items include transaction costs, contingent acquisition consideration fair value adjustments and contingent acquisition consideration-related compensation expense.
(2) Stock-based compensation costs related to the exchange of non-controlling interests in the former Commercial Real Estate Services division for publicly traded shares of Colliers International Group Inc., in connection with the Spin-off completed on June 1, 2015.
(3) Transaction costs related to the Spin-off of FirstService completed on June 1, 2015.
(4) Discontinued operations include FirstService, which was spun off on June 1, 2015; a commercial real estate consulting business which was sold in July 2014; and an REO rental operation which was sold in April 2014.
(5) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US$)

(unaudited)	December 31, 2015	December 31, 2014

Assets
Cash and cash equivalents	$116,150	$90,003
Accounts receivable	298,466	294,174
Prepaids and other assets	81,363	72,919
Assets held for spin-off	-	250,723
Current assets	495,979	707,819
Other non-current assets	23,209	21,596
Fixed assets	62,553	65,191
Deferred income tax	84,038	79,067
Goodwill and intangible assets	426,642	400,933
Assets held for spin-off	-	364,821
Total assets	$1,092,421	$1,639,427

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$455,243	$461,918
Other current liabilities	20,698	23,476
Long-term debt - current	3,200	18,671
Liabilities held for spin-off	-	126,094
Current liabilities	479,141	630,159
Long-term debt - non-current	257,747	235,320
Other liabilities	48,034	37,997
Deferred income tax	18,414	21,969
Liabilities held for spin-off	-	330,701
Redeemable non-controlling interests	139,592	150,066
Shareholders' equity	149,493	233,215
Total liabilities and equity	$1,092,421	$1,639,427

Supplemental balance sheet information
Total debt	$260,947	$253,991
Total debt, net of cash	144,797	163,988

Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended		Twelve months ended
	December 31		December 31
(unaudited)	2015	2014	2015	2014

Cash provided by (used in)

Operating activities
Net earnings from continuing operations	$42,818	$32,383	$39,915	$53,909
Items not affecting cash:
Depreciation and amortization	10,557	10,165	38,624	36,033
Spin-off stock-based compensation	-	-	35,400	-
Deferred income tax	8,227	588	2,752	1,488
Other	209	467	6,507	(4,054)
	61,811	43,603	123,198	87,376

Changes in non-cash working capital
Accounts receivable	(23,588)	(50,431)	(5,574)	(25,285)
Prepaids and other current assets	(2,689)	3,055	(18,618)	(4,864)
Payables and accruals	66,685	120,739	38,293	63,956
Other	(3,727)	4,689	(9,204)	1,327
Contingent acquisition consideration	(89)	-	(1,421)	(19,785)
Net cash provided by operating activities
before discontinued operations	98,403	121,655	126,674	102,725
Discontinued operations	-	5,650	30,564	56,343
Net cash provided by operating activities	98,403	127,305	157,238	159,068

Investing activities
Acquisition of businesses, net of cash acquired	(15,208)	(47,593)	(44,108)	(91,559)
Disposition of business, net of cash disposed	-	(321)	-	8,373
Purchases of fixed assets	(6,722)	(10,086)	(22,515)	(30,067)
Other investing activities	(753)	(3,151)	(7,919)	(3,018)
Net cash used in investing activities
before discontinued operations	(22,683)	(61,151)	(74,542)	(116,271)
Discontinued operations	-	(6,599)	(10,871)	(39,906)
Net cash used in investing activities	(22,683)	(67,750)	(85,413)	(156,177)

Financing activities
(Decrease) increase in long-term debt, net	(55,556)	12,420	(62,321)	114,682
Purchases of non-controlling interests	(1,698)	(23,099)	(9,039)	(36,025)
Dividends paid to common shareholders	-	(3,586)	(7,178)	(14,361)
Distributions paid to non-controlling interests	(6,287)	(6,640)	(19,065)	(25,956)
Repurchases of Subordinate Voting Shares	-	(8,513)	-	(28,868)
Other financing activities	10,319	3,262	8,972	9,631
Net cash (used in) provided by financing activities	(53,222)	(26,156)	(88,631)	19,103

Effect of exchange rate changes on cash	(4,515)	(6,611)	(23,837)	(7,905)

Decrease in cash and cash equivalents	17,983	26,788	(40,643)	14,089

Cash and cash equivalents, beginning of period	98,167	130,005	156,793	142,704

Cash and cash equivalents, end of period	$116,150	$156,793	$116,150	$156,793

Segmented Results
(in thousands of US dollars)

			Asia
(unaudited)	Americas	EMEA	Pacific	Corporate	Consolidated

Three months ended December 31

2015
Revenues	$276,374	$151,653	$127,854	$233	$556,114
Adjusted EBITDA	35,238	25,521	21,148	(2,764)	79,143
Operating earnings	29,788	20,535	19,109	(4,456)	64,976

2014
Revenues	$254,751	$149,578	$137,109	$214	$541,652
Adjusted EBITDA	32,023	22,788	23,359	(11,117)	67,053
Operating earnings	28,003	14,742	21,646	(19,763)	44,628

			Asia
	Americas	EMEA	Pacific	Corporate	Consolidated

Twelve months ended December 31

2015
Revenues	$889,738	$446,146	$385,123	$979	$1,721,986
Adjusted EBITDA	88,740	56,559	47,809	(11,774)	181,334
Operating earnings	69,247	38,777	41,092	(68,733)	80,383

2014
Revenues	$823,146	$352,363	$405,957	$805	$1,582,271
Adjusted EBITDA	73,765	42,231	53,268	(22,492)	146,772
Operating earnings	60,473	22,009	47,392	(51,718)	78,156

COMPANY CONTACTS:

Jay S. Hennick
Chairman & Chief Executive Officer

John B. Friedrichsen
Chief Financial Officer

(416) 960-9500